United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number	CUSIP Number
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2016
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Shenandoah Telecommunications Company
Full Name of Registrant

Former Name if Applicable
500 Shentel Way
Address of Principal Executive Office (Street and Number)
Edinburg, Virginia 22824
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Shenandoah Telecommunications Company (the “Company”) has determined it is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”) without unreasonable effort and expense. The delay is principally due to the need to devote significant time and resources to finalizing the valuation and purchase price allocation related to the acquisition of NTELOS Holdings Corp. (“nTelos”) and asset exchange transaction with SprintCom, Inc., an affiliate of Sprint Corporation (“Sprint”), on May 6, 2016.

We currently have identified material weaknesses in internal control over financial reporting primarily due to inadequately designed and documented management review controls over the accounting for the acquisition of nTelos and asset exchange transaction with Sprint referred to above. These controls were not designed to document at an adequate level of precision, the completeness and accuracy of the underlying data used in determining the accounting estimates related to these significant, complex and unusual transactions.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Adele M. Skolits, Vice President - Finance and CFO	(540)	984-4141
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  As a result, primarily, of the acquisition of nTelos and asset exchange transaction with Sprint, on May 6, 2016, the Company currently expects that operating revenues for the year ended December 31, 2016 will be approximately $535.3 million, an increase of approximately $192.8 million over the year ended December 31, 2015. Operating expenses will total approximately $512.8 million, an increase of approximately $244.4 million over the year ended December 31, 2015. Other non-operating expenses are expected to be approximately $20.6 million, an increase of approximately $15.1 million for the year ended December 31, 2016 compared to 2015 as a result, primarily, of the higher interest expense the Company incurred on long-term debt used to finance the acquisition of nTelos. Income tax expense is expected to be approximately $2.8 million, a decrease of approximately $24.9 million for the year ended December 31, 2016 as compared to 2015, as a result, primarily, of the lower income before income taxes, and changes in blended state tax rates applied to basis differences caused by the acquisition of nTelos and the Company’s legal entity restructuring of the acquired nTelos entities that occurred at year end. The combined impact of these factors is expected to reduce net income by approximately $41.8 million, to a net (loss) of approximately $(0.9) million for the year ended December 31, 2016 compared to 2015.

  The foregoing statements are based on our current expectations as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ.

  Cautionary Note to Investors Regarding Forward Looking Statements
  This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, among other things, the statement that Shenandoah Telecommunications Company expects to file its Form 10-K no later than the fifteenth calendar day following the prescribed due date and the Company’s financial estimates included in this Part IV-Other Information. There can be no assurance that the Company will be able to file its Form 10-K within that time period or that the Company’s financial estimates will not change. Forward-looking statements are subject to a number of uncertainties and risks, and actual results may differ from those projected. Factors that could affect the Company’s actual results include unanticipated delays in the conclusion of the Company’s 2016 integrated audit and the effects of other various risk factors and uncertainties disclosed in Company’s filings with the SEC, especially on Form 10-K, 10-Q and 8-K. Such forward-looking statements are made only as of the date of this Notification of Late Filing on Form 12b-25, and the Company does not undertake any obligation to update any forward-looking statement to reflect subsequent events or circumstances, except to the extent required by law.

Shenandoah Telecommunications Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-01-2017	By /s/	Adele M. Skolits	Title:	Vice President - Finance and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).